UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2017

FIRST GUARANTY BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Louisiana	001-37621	26-0513559
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification Number)

400 East Thomas Street
Hammond, Louisiana	70401
(Address of principal executive offices)	(Zip Code)

(985) 345-7685
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.        Entry into a Material Definitive Agreement.

On January 30, 2017, First Guaranty Bancshares, Inc. ("First Guaranty") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Premier Bancshares, Inc., a Texas corporation ("Premier"), pursuant to which Premier will merge with and into First Guaranty (the "Merger").  Following the consummation of the Merger, and following the consummation of a merger of Premier's wholly-owned subsidiary, Premier Delaware Bancshares, Inc. ("Premier Delaware"), with and into First Guaranty, Synergy Bank, S.S.B., a Texas-state chartered savings bank and wholly-owned subsidiary of Premier ("Synergy Bank"), will merge with and into First Guaranty Bank, a Louisiana-state chartered commercial bank and wholly-owned subsidiary of First Guaranty, with First Guaranty Bank continuing as the surviving entity. The Merger Agreement was unanimously approved by the Board of Directors of each of First Guaranty and Premier.

The aggregate purchase price of the transaction is approximately $21.0 million. Under the terms of the Merger Agreement, each outstanding share of Premier common stock will be converted into the right to receive (i) an amount in cash, equal to the Premier book value as of December 31, 2016 as reflected on the audited financial statements of Premier plus $1.4 million (the "Gross Consideration"), divided by the total number of shares of Premier common stock outstanding as of the business day immediately prior to the closing date, multiplied by 50%; and (ii) that number of shares of First Guaranty common stock equal to the Gross Consideration divided by the total number of shares of Premier common stock outstanding as of the business day immediately prior to the closing date, multiplied by 50%, divided by the Average Closing Price of First Guaranty common stock.  Average Closing Price means the average of the closing prices of First Guaranty common stock as reported on the NASDAQ Global Market for the 20 consecutive trading days ending on the fifth business day immediately prior to the closing date.  The Gross Consideration will be comprised of 50% First Guaranty common stock and 50% cash.

The Merger Agreement includes customary representations and warranties made by First Guaranty and Premier, each with respect to its and its subsidiaries' businesses.  Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger is expected to close either late in the second quarter or early in the third quarter of 2017. The Merger is subject to approval by Premier's stockholders as well as regulatory approval and other customary closing conditions.  The Merger Agreement provides certain termination rights for both First Guaranty and Premier and further provides that a termination fee of $500,000 will be payable by Premier to First Guaranty or by First Guaranty to Premier, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated into this report by reference.  The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Guaranty or Premier, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Guaranty, Premier, their respective affiliates or their respective businesses, that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Premier and a prospectus of First Guaranty, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that First Guaranty makes with the Securities and Exchange Commission (the "SEC").

Item 8.01.        Other Events.

On January 30, 2017, First Guaranty and Premier issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains forward‐looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward‐looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results and cost savings that may be realized from the Merger; (ii) First Guaranty's and Premier's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning.  These forward-looking statements are based upon the current beliefs and expectations of the management of First Guaranty and Premier and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward‐looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ materially from the anticipated results discussed in these forward‐looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward‐looking statements: (1) the businesses of First Guaranty and Premier may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the Merger may not be fully realized or may take longer to realize than expected;  (3) operating costs, customer loss and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; (5) the stockholders of Premier may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with adverse changes in asset quality and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in First Guaranty's and Premier's markets; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.  Additional factors that could cause actual results to differ materially from those expressed in the forward‐looking statements are discussed in First Guaranty's reports (such as the Annual Report on Form 10‐K, Quarterly Reports on Form 10‐Q and Current Reports on Form 8‐K) filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).  All subsequent written and oral forward‐looking statements concerning the proposed transaction or other matters attributable to First Guaranty or Premier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Except as required by law, First Guaranty and Premier do not undertake any obligation to update any forward‐looking statement to reflect circumstances or events that occur after the date the forward‐looking statement is made.

Additional Information and Where to Find It

This communication is being made in respect of the proposed Merger transaction involving First Guaranty and Premier. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

The proposed Merger will be submitted to Premier stockholders for their consideration. In connection with the proposed transaction, First Guaranty intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Premier and a prospectus of First Guaranty, and First Guaranty and Premier will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Premier are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Premier and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Premier in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. The documents filed by First Guaranty with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed by First Guaranty may be obtained free of charge at its website at www.fgb.net or by contacting First Guaranty, Inc., 400 East Thomas Street, Hammond, Louisiana, Attention: Eric J. Dosch, Chief Financial Officer, telephone (985) 375-0308.

Item 9.01.   Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger by and between First Guaranty Bancshares, Inc. and Premier Bancshares, Inc., dated as of January 30, 2017.*

Exhibit 99.1	Joint Press Release dated January 30, 2017.

  *Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST GUARANTY BANCSHARES, INC.
(Registrant)
Date: January 30, 2017
	By:	/s/Alton B. Lewis, Jr.
Alton B. Lewis, Jr.
Vice Chairman of the Board and
Principal Executive Officer